# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dakota Gold Corp., CIK 0001852353
CUSIP: 23426V109
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 106 Glendale Drive, Suite A, Lead, South Dakota (SD), 57754
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001559818

## Reporting persons
- Gerald Michael Aberle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,794,597; shared voting power 0; sole dispositive power 4,794,597; shared dispositive power 0; aggregate amount beneficially owned 4,794,597 (5.02% of the class)
  Comment: Class percentage is calculated based upon 95,570,483 shares of common stock of Dakota Gold Corp, par value $0.001 per share, issued and outstanding as of December 31, 2024. Includes (i) 4,265,809 shares of common stock, (ii) 27,585 restricted stock units vesting within 60 days of December 31, 2024, (iii) 64,922 performance stock units vesting within 60 days of December 31, 2024 and (iv) options to purchase 436,281 shares of common stock that are exercisable within 60 days of December 31, 2024.

## Item 1. Issuer
Name of issuer: Dakota Gold Corp.
Address of issuer's principal executive offices: 106 Glendale Drive, Suite A, Lead, SOUTH DAKOTA 57754

## Item 2. Person Filing
Name of person filing: Gerald Michael Aberle
Address of principal business office or, if none, residence: 106 Glendale Drive, Suite A, Lead, South Dakota 57754
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,794,597 shares of common stock
Percent of class: 5.02
Sole power to vote or to direct the vote: 4,794,597 shares of common stock
Shared power to vote or to direct the vote: None.
Sole power to dispose or to direct the disposition: 4,794,597 shares of common stock
Shared power to dispose or to direct the disposition: None.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gerald Michael Aberle: /s/ Gerald Michael Aberle, Gerald Michael Aberle (02/13/2025)